UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Weber Inc.
(Name of Issuer)
Class A common stock, par value $0.001 per share

(Title of Class of Securities)
94770D102

(CUSIP Number)
Mary Ann Todd BDT Capital Partners, LLC 401 N. Michigan Avenue, Suite 3100 Chicago, Illinois 60611 (312) 660-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94770D102

1	NAMES OF REPORTING PERSONS
BDT Capital Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
178,280,766(1)

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
178,280,766(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
178,280,766(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
86.36%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

1 Consists of (i) 25,569,010 shares of Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of Weber Inc., a Delaware corporation (the “Issuer”), including 11,292 shares of Class A Common Stock pursuant to an award of restricted stock units, and (ii) 152,711,756 shares of Class B common stock, par value $0.00001 per share (the “Class B Common Stock”), of the Issuer.
2 Represents the percentage of Class A Common Stock beneficially owned, as calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act. The shares beneficially owned represent 61.86% of the voting power of the Class A Common Stock and Class B Common Stock held by such persons voting together as a single class based upon 53,738,392 shares of Class A Common Stock issued and outstanding and 234,476,377 shares of Class B Common Stock issued and outstanding as of December 7, 2022. Each holder of Class A Common Stock and Class B Common Stock is entitled to one vote per share on all matters submitted to the Issuer’s stockholders for a vote.

CUSIP No. 94770D102

1	NAMES OF REPORTING PERSONS
BDT WSP Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
152,731,977 (3)

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
152,731,977 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
152,731,977 (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
73.98%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

3 Consists of (i) 20,221 shares of Class A Common Stock, including 11,292 shares of Class A Common Stock pursuant to an award of restricted stock units, and (ii) 152,711,756 shares of Class B Common Stock.
4 See footnote 2 above. The shares beneficially owned represent 52.99% of the voting power of the Class A Common Stock and Class B Common Stock held by such persons voting together as a single class.

CUSIP No. 94770D102

1	NAMES OF REPORTING PERSONS
BDT Capital Partners I-A Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
25,548,789(5)

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
25,548,789(5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,548,789(5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.54%(6)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

5 Consists of 25,548,789 shares of Class A Common stock
6 See footnote 2 above. The shares beneficially owned represent 8.86% of the voting power of the Class A Common Stock and Class B Common Stock held by such persons voting together as a single class.

CUSIP No. 94770D102

1	NAMES OF REPORTING PERSONS
BDTCP GP I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
25,548,789(7)

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
25,548,789(7)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,548,789(7)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.54%(8)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

7 See footnote 5 above.
8 See footnote 6 above.

CUSIP No. 94770D102

1	NAMES OF REPORTING PERSONS
BDTP GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
178,280,766(9)

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
178,280,766(9)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
178,280,766(9)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
86.36%(10)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

9 See footnote 1 above.
10 See footnote 2 above.

CUSIP No. 94770D102

1	NAMES OF REPORTING PERSONS
Byron D. Trott

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,518,130(11)

	8	SHARED VOTING POWER
178,280,766(12)

	9	SOLE DISPOSITIVE POWER
15,518,130(11)

	10	SHARED DISPOSITIVE POWER
178,280,766(12)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
193,798,896(13)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
88.60%(14)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

11 Consists of (i) 3,236,875 shares of Class A Common Stock and (ii) 12,281,255 shares of Class B Common Stock. These securities are owned directly by Byron and Tina Trott.
12 See footnote 1 above.
13 Consists of (i) 28,805,885 shares of Class A Common Stock, including 11,292 shares of Class A Common Stock pursuant to an award of restricted stock units, and (ii) 164,993,011 shares of Class B Common Stock.
14 See footnote 2 above. The shares beneficially owned represent 67.24% of the voting power of the Class A Common Stock and Class B Common Stock held by such persons voting together as a single class.

Item 1.  Security and Issuer.

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the Schedule 13D filed by the Reporting Persons on August 19, 2021, as amended and supplemented by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on August 27, 2021 and Amendment No. 2 to Schedule 13D filed by the Reporting Persons on October 24, 2022 (as amended and supplemented, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds and Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 of this Amendment under the header “Equity Commitment Letter.”

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Merger Agreement

On December 11, 2022, Ribeye Parent, LLC, a Delaware limited liability company and affiliate of BDT (“Parent”), Ribeye Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving, and all the outstanding shares of Class A Common Stock (other than (a) the shares of Class A Common Stock held by Holdings and Investor, (b) shares of any Common Stock canceled pursuant to the Merger Agreement and (c) any dissenting shares of Class A Common Stock) shall automatically be canceled and converted into and shall thereafter represent the right to receive an amount in cash equal to $8.05, without interest (the “Merger Consideration”). All of the shares of Class A Common Stock held by Holdings and Investor and all of the issued and outstanding shares of Class B Common Stock will be converted into an equal number of shares of Class A Common Stock and shares of Class B Common Stock, respectively, of the surviving company and remain outstanding.

Consummation of the Merger is subject to several customary conditions, including obtaining certain regulatory approvals, and the Merger Agreement contains certain termination rights for the Issuer and Parent, including the right of either party to terminate the Merger Agreement if the Merger is not consummated on or before June 11, 2023. The Merger has been approved by the written consent of the holders of (i) a majority of the outstanding shares of Class A Common Stock, (ii) a majority of (A) the outstanding shares of Class B Common Stock and (B) the shares of Class B Common Stock held by the stockholders party to the Stockholders Agreement and (iii) a majority of the outstanding shares of Class A Common Stock and shares of Class B Common Stock, voting as a single class, including Holdings, Investor and Mr. Trott, and no additional stockholder approval is required. Consummation of the Merger is not subject to a financing condition.

Prior to the execution of the Merger Agreement, a special committee (the “Special Committee”) of the board of directors (the “Board”) of the Issuer consisting only of independent and disinterested directors of the Issuer (i) determined that the Merger Agreement and the transactions contemplated thereby (the “Transactions”), including the Merger, on the terms and subject to the conditions set forth therein, are advisable, fair to and in the best interests of the Issuer and the Issuer’s stockholders (excluding the holders who approved the Transactions by written consent, including Investor, Holdings and Mr. Trott, and their respective affiliates) and (ii) recommended that the Board (a) approve the Merger Agreement and the Transactions, including the Merger, and (b) recommend adoption and approval of the Merger Agreement and the Transactions, including the Merger, to the Issuer’s stockholders.

The Board, acting upon the recommendation of the Special Committee, (i) determined that the Merger Agreement and the Transactions, including the Merger, on the terms and subject to the conditions set forth therein, are advisable, fair to and in the best interests of the Issuer and its stockholders, (ii) declared the Merger Agreement and the Transactions, including the Merger, advisable, (iii) approved the Merger Agreement, the execution and delivery by the Issuer of the Merger Agreement, the performance by the Issuer of the covenants and agreements contained therein and the consummation of the Transactions, including the Merger, on the terms and subject to the conditions contained herein and (iv) resolved to recommend adoption and approval of the Merger Agreement and the Transactions, including the Merger, to the Issuer’s stockholders.

Upon completion of the Merger, shares of Class A Common Stock will cease to be quoted on the New York Stock Exchange and will be eligible for deregistration under the Securities Exchange Act of 1934, as amended.

This summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 99.1 to this Amendment No. 3 and is incorporated by reference into this Item 4. A copy of the joint press release (“Press Release”) issued by the Issuer and Parent on December 12, 2022 announcing the execution of the Merger Agreement is filed as Exhibit 99.2 to this Amendment No. 3, and is incorporated by reference into this Item 4.

Equity Commitment Letter

Pursuant to the equity commitment letter, dated December 11, 2022 (the “Equity Commitment Letter”), Parent has obtained equity commitments from investment funds affiliated with BDT (the “Funds”) to provide Parent (i) at or prior to the consummation of the Merger, with an aggregate equity contribution of up to $605 million in respect of Parent’s obligation to pay the aggregate Merger Consideration at the consummation of the Merger and other amounts required to be paid by Parent in connection with the consummation of the Merger pursuant to the Merger Agreement and (ii) in the event any loan is required to be made by Parent under the Loan Agreement (as defined in Item 4), with an aggregate equity contribution of up to $350 million in respect of such obligations. In addition, the Funds have provided limited guarantees in favor of the Issuer of certain obligations of Parent and Merger Sub pursuant to the Merger Agreement to pay damages payable thereunder under certain circumstances, subject to a cap and the conditions set forth in the Equity Commitment Letter.

This summary of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letter, a copy of which is filed as Exhibit 99.3 to this Amendment No. 3 and is incorporated by reference into this Item 4.

Loan Agreements

On December 11, 2022, Weber-Stephen Products LLC, a Delaware limited liability company and a subsidiary of the Issuer (“Weber-Stephen”), and Parent entered into a $350 million loan agreement (the “Loan Agreement”). The Loan Agreement provides for (i) an unsecured committed revolving loan facility provided by Parent in an aggregate principal amount equal to $230 million (the “Revolving Credit Facility”) and (ii) a committed delayed draw term loan facility provided by Parent in an aggregate principal amount equal to $120 million (the “Term Facility” and, together with the Revolving Credit Facility, the “Facilities”).  Each of the Facilities will mature on December 31, 2023. Loans made under the Facilities bear interest at a fixed annual rate equal to 15.0%. Interest and certain fees are payable (at Weber-Stephen’s election) in cash or “in kind”. Proceeds of the Loans made under the Facilities may be used (a) to pay fees and expenses in connection with the Loan Agreement and (b) for working capital, capital expenditures and other general corporate purposes of Weber-Stephen and its subsidiaries, including the repayment of existing revolving indebtedness.

Also on December 11, 2022, Weber-Stephen, BDT Capital Partners Fund I, L.P. and BDT Capital Partners Fund I-A, L.P., entered into an amendment to a $61.2 million term loan credit agreement (the “Shareholder Loan Agreement”), to extend the maturity date of the loans made thereunder from January 29, 2026, to January 29, 2028.

Other

In connection with the Transactions, the Issuer, Investor and Mr. Trott amended the Tax Receivable Agreement, which provides the Tax Receivable Agreement will automatically terminate in full without any payment thereunder, upon the consummation of the Merger and Investor and Mr. Trott amended the Amended and Restated Limited Liability Agreement of Weber HoldCo LLC to provide that holders of LLC Units paired with shares of Class B Common Stock will have the right to participate in the Merger by delivering a notice of participation on or prior to the date that is 11 days after the Issuer first files its preliminary Information Statement on Schedule 14C with the Securities and Exchange Commission in connection with the Merger.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 of this Amendment under the headers “Merger Agreement” and “Equity Commitment Letter”.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1          Agreement and Plan of Merger, dated December 11, 2022, by and among Weber Inc., Ribeye Parent, LLC and Ribeye Merger Sub, Inc.

Exhibit 99.2          Press Release, issued by Issuer, dated December 12, 2022.

Exhibit 99.3          Equity Commitment Letter, dated December 11, 2022, by and among Parent, BDT Capital Partners Fund 3, L.P., BDT Capital Partners Fund 3 (TE), L.P., BDT Capital Partners Fund 3 (Del), L.P. and BDT Capital Partners Fund 3 (Lux) SCSp.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2022

BDT CAPITAL PARTNERS, LLC

By:	/s/ Byron D. Trott
	Name:	Byron D. Trott
	Title:	Chairman and Chief Executive Officer

BDT WSP Holdings, LLC

By:	BDT Capital Partners, LLC
Its:	Managing Member

By:	/s/ Byron D. Trott
	Name:	Byron D. Trott
	Title:	Chairman and Chief Executive Officer
BDT Capital Partners I-A Holdings, LLC

By:	/s/ Byron D. Trott
	Name:	Byron D. Trott
	Title:	Chief Executive Officer

BDTCP GP I, LLC

By:	/s/ Byron D. Trott
	Name:	Byron D. Trott
	Title:	Chief Executive Officer

BDTP GP, LLC

By:	/s/ Byron D. Trott
	Name:	Byron D. Trott
	Title:	Chief Executive Officer

BYRON D. TROTT

/s/ Byron D. Trott